Starfish — Business Plan

Project: *Starfish* (Rated R)
Company: Starfish Film LLC (Colorado)
Web: watchstarfish.com
Raise: wefunder.com/starfishfilm
Version Date: Aug 18, 2025

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1) Executive Summary

Logline
A scientist clones his late wife using her technology to restore her mind, but when the memory integration fails, he must raise her clone from childhood.

Creative Leads
Director/Producer/Writer: **Micah Groenevelt**
Producer/Composer/Writer: **Jeffrey Carabelos**

Status
Packaging & financing via **Regulation Crowdfunding (WeFunder)** with parallel **fiscal sponsorship** through the **Boulder County Arts Alliance (BCAA)** for tax-deductible donations.

Funding Targets (Reg CF)
- Initial Target (min to draw): **$50,000**
- Ideal Production Budget (threshold): **$560,000**
- Maximum SAG-AFTRA Cap: **$700,000**
- Portal Commission on funds raised: **7.9%** (exact)

Investor Instrument (Reg CF)
Revenue-share **Crowdfunding Financing Agreement** (see WeFunder offering for final terms).

Investor Premiums (from Gross Receipts waterfall)
- Early-Bird (first **$150k**): **1.20×** capital back
- Standard (thereafter): **1.10×** capital back
- After recoupment: **Net Receipts = 60% Company / 40% Financiers** at a full **$560k-700k** raise (pro-rated if <$560k).

Strategic Sponsorship (BCAA 501(c)(3))
Parallel campaign to raise **$75k–$100k** via **BCAA** (renewable annually) to fund **non-recoupable marketing & P&A** (paid social, festival publicist, gala). These

sponsorship dollars are **outside** Reg CF investor capital and may be raised **through project completion**.

Production Window (locked)
Apr 20 – May 22, 2026 (Colorado)

Post / Release Path
Edit through late 2026; **Sundance 2026** rough-cut submission; all **finished, captioned screening assets** QC-passed by **Jan 10, 2027**; festival campaign into 2027.

Positioning & Comps
Prestige, idea-forward sci-fi with emotional core; women-in-STEM themes; ethics of cloning; identity & grief.
Comps: *Her*; *Call Me By Your Name*.

Primary Goals
1) Complete principal photography on the locked 2026 schedule.
2) Land a distributor-led limited theatrical release.
3) Monetize downstream windows with disciplined windowing (avoid early AVOD/FAST).

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2) Story, Audience & Market

Audience - **Primary demo:** Adults 25–54; festival-going cinephiles in top DMAs who favor prestige sci-fi and intimate dramas.
- **Communities:** Women-in-STEM networks; university departments (biology, neuroscience, philosophy/ethics); bioethics/AI groups.
- **Psychographics:** Tech-curious; values performance-driven stories and post-screening discussion.
- **Secondary demo:** Genre-crossover viewers drawn to contemplative sci-fi (A24/NEON-adjacent).
- **Geographies:** Urban/university markets (NYC, LA, SF Bay, Seattle, Chicago, Austin, Denver/Boulder), then targeted expansion.

Hooks - Provocative ethical dilemma (consent, autonomy, parental boundaries).
- Human-scale stakes; Front Range visuals; university/STEM partnerships.

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3) Production Plan & Timeline

- **Pre-Pro:** Casting & locations complete by **Q1 2026**; casting led by **Terese Classen** (former Executive Casting Director at Hulu).

- **Production: Apr 20 – May 22, 2026** (Colorado).

- **Editorial:** Immediate; test screenings in late 2026.

- **Festival path:** Submit **rough cut Sept 2026** to Sundance (primary), then Cannes/TIFF as fit.

- **Delivery: Picture & mix lock Nov 22, 2026** (festival version); **captions (CC & OCAP) + M&E by Dec 6, 2026**; **DCP/ProRes + QC by Dec 10, 2026**; **EPK/stills/key art by Dec 12, 2026**; **internal final Jan 10, 2027**.

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4) Budget & Use of Proceeds (Ideal Budget = $560,000)

Working Allocation (category roll-up)
(percentages illustrative; normalize to $560k during prep)

- Production Expenses ~31.7% → **~$177.3k**
- Cast ~19.1% → **~$106.9k**
- Post-Production ~14.2% → **~$79.4k**
- Contingency ~11.8% → **~$66.0k**
- Admin/Legal ~11.8% → **~$66.0k**
- Platform Fees (WeFunder commission @7.9%) → **$44.2k** on a $560k raise
- Producer's Unit ~4.1% → **~$22.9k**

Marketing & P&A (pre-festival)
- Paid social (in-house): **$30,000**
- Festival publicist (Cinetic PR; Falco backup): **$10,000–$15,000**
- Gala: **$8,000**
- Captions, EPK, QC: **Handled in-house (no external cost)**
Funding source: BCAA fiscal sponsorship (501(c)(3); Corporate Sponsors; **outside Reg CF proceeds**.

Micro-Budget Flex
If CF closes below $560k, execute a scaled plan (shorter schedule; leaner post; location/VFX trims) while preserving story integrity.

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5) Financing Structure

A. Reg CF Offering (WeFunder)
- Initial Target **$50k** unlocks disbursements for continued fundraising and daily operations.
- Max Cap **$700k** (SAG-AFTRA Moderate Low Budget tier).
- Portal Commission **7.9%** of gross raised.

B. Investor Economics (Crowdfunding Financing Agreement)
- **Priority:** distribution costs, delivery, sales fees.

- **Financier Recoupment:** Early Bird **$150k ×1.2**; Standard remainder **×1.1**.
- **Deferments:** No actor deferments.
- **Net Receipts Participation: 40% Financiers / 60% Company** at full $560k (pro-rated if <$560k).
- **Reporting/Audit:** Financiers investing **≥$75k** receive quarterly statements for first 2 years post-first exhibition; annual thereafter; audit right (1×/year) at investor's expense.

C. Fiscal Sponsorship (Donations)
Tax-deductible donations via **Boulder County Arts Alliance (BCAA)** to support **non-recoupable marketing, community events, and impact screenings**. **Target $75k–$100k through corporate sponsors, grants, foundation support, etc.**; sponsorship **renews annually** and may continue **through project completion**.

D. Collection Account Management (CAMA)
We reserve the right to engage a **CAMA** if **MGs ≥ $250k** or **multi-territory distributions** are executed.

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6) Distribution Strategy

Guiding principles
Publicity-led, community-driven, disciplined windows (avoid early AVOD/FAST).

Plan A — Distributor-Led Limited Theatrical (Preferred)
- **Sales: Cinetic Media** (primary), **UTA IFG** (secondary), **WME Independent** (alternate).
- **PR: Cinetic Marketing & PR** (Falco Ink backup).
- **Windows:** Distributor-led limited theatrical → **TVOD** → **SVOD**.
- **In-house:** Continue paid social + asset production to lift MG potential.

Plan B — Eventized Limited + TVOD → SVOD (Fallback)
- **Eventized footprint:** Colorado-led limited (Alamo/AMC/Regal/museum/campus partners) to generate reviews/social proof.
- **Aggregator of record (TVOD): Premiere Digital** (Apple/Prime/Google); art/metadata prepared in advance.
- **SVOD:** pursued via agents post-TVOD based on reviews and performance.
- **AVOD (contingency):** Consider limited rollout **18–24 months post-SVOD** only if TVOD/SVOD underperform per KPIs.

Premiere targeting
Sundance (primary) → Cannes → TIFF.

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7) Revenue Model (Conservative order-of-magnitude ranges)

- **U.S. Limited Theatrical: ~$0.8M–$1.7M gross** (platformed indie range).
- **TVOD Net Receipts: ~15k–30k transactions @ $4.99** (≈70% platform net share) → **$52k–$105k** est. net receipts (deal-dependent; distributor/agent path may net out differently).
- **SVOD: $50k–$250k** license/MG (heat/awards driven; may be embedded in distributor settlement).
- **Ancillary:** Educational/library licensing; merchandise; targeted impact screenings.

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8) Ancillary & Educational Distribution Plan

- **Institutional/Educational licensing:** Window after SVOD; 12-month non-theatrical licenses to universities, libraries, and labs.
- **Campus events:** Speaking/panel honoraria with screenings co-hosted by STEM/ethics departments.
- **Deliverables:** Discussion guide; educator one-pager; campus booking page.
- **Timeline:** Begin outreach **post-festival run**; launch **after TVOD**, coordinated with any SVOD exclusivity.

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9) Company & Governance (Key Points)

- **Form:** Colorado LLC; Manager-managed by **Starfish Management Group, LLC**.
- **Major Decisions:** Contracting thresholds; borrowings; pledges; real property; etc., reserved to Manager under Operating Agreement.

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10) Financial Overview & Controls

- **Unaudited 2024 FS:** Development stage; no revenue; going-concern emphasis; operations funded via debt/equity until production capitalized.
- **Subsequent Events (2025):** Short-term, non-interest-bearing promissory notes used for cash-flow support.

- **Accounting:** US GAAP; pass-through taxation; calendar year.
- **Investor Reporting:** Per CF Agreement; quarterly (first 2 years post-release) for Major Financiers; annual thereafter; audit right.
- **Restricted funds control: BCAA sponsorship proceeds** tracked as **restricted, non-recoupable marketing funds**, segregated from Reg CF capital.

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11) Risks & Mitigations

- **Festival Selection Risk** — Submit broad slate; execute fallback eventized theatrical and targeted TVOD; pursue SVOD thereafter.
- **Name-Talent Risk** — Casting strategy led by experienced CD; PR beats around attachments.
- **Marketing Noise Risk** — Publicity-first plan; partner programming; campus/industry events; niche-community outreach.
- **Funding Shortfall Risk** — Micro-budget plan; BCAA sponsorship supports non-recoupable marketing.
- **Schedule Overrun Risk** — Realistic 24-day shoot; buffer days; locked locations; dual-edit workflow.
- **Going-Concern Risk** — Stage-gate spending tied to CF milestones; delivery escrow; conservative cash reserves.

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12) Milestones & KPIs

Financing
- $50k Initial Target met; $150k Early-Bird tranche filled; ≥$560k Ideal Budget closed.

Packaging
- Final deck, lookbook, teaser, EPK; sales-agent outreach logged.

Publicity
- Publicist retained; earned media hits; partner events scheduled; university/STEM panels confirmed.

Production/Editorial
- On-time principal wrap; rough cut by Sept 2026; picture/mix lock by Nov 22, 2026; all deliverables completed on time.

Distribution
- Festival acceptances; distributor meetings/offers; TVOD/SVOD deal memos.

Monetization
- Opening-weekend per-screen benchmarks; TVOD transactions; SVOD license secured.

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13) Legal & Compliance Snapshot

- Offering conducted under **Regulation Crowdfunding** via **WeFunder**; portal commission **7.9%** of gross raised.
- Investor instrument provides **economic participation**; all creative/business control remains with Company.
- **SAG-AFTRA:** Company will comply with **financial assurances** (e.g., security agreements/bonds/escrow) and residuals obligations under applicable agreements; a **CAMA** may be used for revenue collection.
- **Arbitration:** Disputes resolved via IFTA arbitration in Denver; class/collective actions waived.

Disclaimers
This plan contains forward-looking statements and non-binding estimates. Actual results may differ. All distribution, budget, and revenue ranges are illustrative and contingent on final contracts and market conditions. Investors should review the full offering materials and legal agreements before investing.